SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549


                                     FORM 11-K

           X       Annual Report pursuant to Section 15(d) of the
          ---      SECURITIES EXCHANGE ACT OF 1934
                   [Fee Required]

                   For the Fiscal Year Ended December 31, 1994

                   Transition Report pursuant to Section 15(d)
          ---      of the SECURITIES EXCHANGE ACT OF 1934
                   [No Fee Required]


     A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

          LINCOLN TELECOMMUNICATIONS COMPANY 401(k) SAVINGS AND STOCK OWNERSHIP PLAN, AS AMENDED

     B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                   LINCOLN TELECOMMUNICATIONS COMPANY
                   1440 M Street
                   P.O. Box 81309
                   Lincoln, NE  68501-1309
                   (402) 474-2211


















KPMG









                          LINCOLN TELECOMMUNICATIONS COMPANY
                        401(k) SAVINGS AND STOCK OWNERSHIP PLAN

                          Financial Statements and Schedules

                              December 31, 1994 and 1993

                      (With Independent Auditors' Report Thereon)










































                    LINCOLN TELECOMMUNICATIONS COMPANY
                 401(k) SAVINGS AND STOCK OWNERSHIP PLAN

                    Financial Statements and Schedules

                            Table of Contents


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Schedules:

    Schedule 1, Item 27a - Schedule of Assets Held for Investment Purposes

    Schedule 2, Schedule of Changes in Net Assets Available for Plan Benefits by Investment Fund at December 31, 1994



































KPMG Peat Marwick LLP
233 South 13th Street, Suite 1600
Lincoln, NE  68508-2041

Two Central Park Plaza
Suite 1501
Omaha, NE  68102


                        INDEPENDENT AUDITORS' REPORT

The 401(k) Savings and Stock Ownership Plan Committee
Lincoln Telecommunications Company:


We have audited the accompanying statements of net assets available for plan benefits of the Lincoln Telecommunications Company 401(k) Savings and Stock Ownership Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, l994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1994 and 1993, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, l994, in conformity with generally accepted accounting principles.

Our audits were performed for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as whole.


                                      /s/ KPMG Peat Marwick LLP

May 19, 1995


                        LINCOLN TELECOMMUNICATIONS COMPANY
                      401(k) SAVINGS AND STOCK OWNERSHIP PLAN

                Statement of Net Assets Available for Plan Benefits

                            December 31, 1994 and 1993

                                                     1994             1993
Investments:
   Fidelity mutual funds:
     Cash reserve                                $ 1,876,295        1,842,796
     Equity income                                 4,919,254        4,482,611
     Intermediate bond                             2,208,651        2,200,280
     Retirement growth                             4,178,302        3,753,553
   Lincoln Telecommunications Company stock fund   6,111,823        5,445,878
   Insurance contract                                343,876          309,015
                                                  ----------       ----------
                                                  19,638,201       18,034,133

Contributions receivable:
   Employer                                          455,043          431,774
   Employee                                          173,393          107,757
                                                  ----------       ----------
                                                     628,436          539,531
                                                  ----------       ----------
          Net assets available for plan benefits
            (notes 2 and 3)                      $20,266,637       18,573,664
                                                  ==========       ==========

See accompanying notes to financial statements.


























                           LINCOLN TELECOMMUNICATIONS COMPANY
                        401(k) SAVINGS AND STOCK OWNERSHIP PLAN

                          Statements of Changes in Net Assets
                              Available for Plan Benefits

                     Years ended December 31, 1994, 1993 and 1992

                                               1994        1993       1992
Additions:
   Contributions (note 3):
     Employer                         $      673,166     637,558     598,774
     Employee                              1,571,850   1,347,379   1,227,598
                                          ----------  ----------  ----------
        Total contributions                2,245,016   1,984,937   1,826,372
   Dividends                                 661,910     796,746     807,517
   Interest                                   77,901      76,315      93,529
   Realized gain on sale of assets           585,798      50,967      29,394
   Net appreciation (depreciation) in
     fair value of investments            (1,568,280)  2,449,784     263,657
                                          ----------  ----------  ----------
        Total additions                    2,002,345   5,358,749   3,020,469
                                          ----------  ----------  ----------
Deductions:
   Withdrawals by participants              (300,624)   (422,805)   (280,877)
   Life insurance premiums and other          (8,748)     (2,152)     (2,863)
                                          ----------  ----------  ----------
        Total deductions                    (309,372)   (424,957)   (283,740)
                                          ----------  ----------  ----------
        Net increase in net assets
          available for plan benefits      1,692,973   4,933,792   2,736,729

Net assets for plan benefits, beginning
   of year                                18,573,664  13,639,872  10,903,143
                                          ----------  ----------  ----------
Net assets available for plan benefits,
   end of year                          $ 20,266,637  18,573,664  13,639,872
                                          ==========  ==========  ==========

See accompanying notes to financial statements.

















                       LINCOLN TELECOMMUNICATIONS COMPANY
                    401(k) SAVINGS AND STOCK OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 1994 and 1993


(1) Summary of Significant Accounting Polices

    Basis of Presentation
      The accompanying financial statements of the Lincoln Telecommunications Company 401(k) Savings and Stock Ownership Plan (the Plan) have been prepared on the accrual basis of accounting and present the net assets available for Plan benefits and changes in those net assets.

    Management of Trust Funds
      National Bank of Commerce Trust and Savings Association (NBC) is the trustee for the stock fund of the Plan and the 401(k) Savings and Stock Ownership Plan Committee (the Committee) is the trustee for all other funds of the Plan. Under terms of the Plan agreement, and as appointed by the trustee, the trust funds are managed by Fidelity Investment Company, Woodmen Accident Life Insurance Company and NBC.

    Investment Valuation
      The Plan investment portfolio consists primarily of investments in mutual funds which are recorded at their market value and common stock of the Lincoln Telecommunications Company (the Company) held in the stock fund which is carried at market value. The Equity Income fund is a growth and income fund investing primarily in common stocks. The Intermediate Bond fund is an income fund investing in high and medium grade corporate bonds. The Retirement Growth fund is an aggressive growth fund investing primarily in common stocks. Investments in the insurance contracts represent contributions made plus interest earned on the investments.

    Administrative Costs
      Administrative costs of the Plan are paid by the Company and its sub-sidiaries, The Lincoln Telephone and Telegraph Company (LT&T) and LinTel Systems Inc. (LinTel).

(2) Benefits

    The Plan is a defined contribution plan sponsored by the Company. Under terms of the agreement, the Plan covers any nonunion eligible employee of the Company, LT&T or LinTel who has completed one year of service. Each member's account is credited with the member's contributions, an allocation of Plan earnings and employer matching contributions and employee stock ownership contributions. Employer matching contributions are allocated among members' accounts in proportion to the members' contributions. Members are fully vested in the employer's contributions after completing five years of service.

                                                                    (Continued)






                                       2


                        LINCOLN TELECOMMUNICATIONS COMPANY
                     401(k) SAVINGS AND STOCK OWNERSHIP PLAN

                           Notes to Financial Statements


(2) Benefits, Continued

    All contributions are held by the Plan and may not be distributed to members or other beneficiaries earlier than upon death, disability or separation from service, hardship or the attainment of age 59-1/2 years. There are no provisions in the Plan for loans. All employee contributions are invested according to each member's election.

    Distributions from the Plan may be made by a lump-sum distribution, an annuity or annual installments for a period not to exceed the life expectancy of the member, or in the case of a married member, the joint life expectancy of the member and spouse.

(3) Contributions

    Members can elect to deposit from 1 percent to 15 percent of their wages in the Plan. The first 5 percent is matched $.25 on the dollar by the Company. Member's deposits in excess of 5 percent have no Company matching contribution. The Plan includes a provision for an employee stock ownership fund. In 1994, 1993 and 1992, the Company contributed an additional 1.75 percent of each eligible member's salary rate to the employee stock ownership fund. The additional employee stock ownership contribution amounted to approximately $427,000, $413,000 and $393,000, an is included in the employer's contribution receivable as of December 31, 1994, 1993 and 1992, respectively. Plan forfeitures serve as a reduction of Company contributions. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time by action of its board of directors. In case of termination of the Plan, all balances will be distributed to the members.

(4) Federal Income Taxes

    It is management's belief the Plan is operating in accordance with its qualified status and, therefore, it is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code.

(5) Supplemental Schedule Information

    a.  Schedule of Assets Held for Investment Purposes - See attached
        Schedule 1.
    b. Schedule of Assets Held for Investment Purposes Which Were Both Acquired and Disposed of Within the Plan Year - None
    c.  Schedule of Nonexempt Transactions - None
    d.  Schedule of Loans and/or Fixed Income Obligations - None
    e.  Schedule of Leases in Default or Classified as Uncollectible - None
    f.  Schedule of Reportable Transactions - None

    The attached Schedule 2 presenting the changes in net assets available for plan benefits by investment fund is not required by the Department of Labor's Rules and Regulations.

                                                                      Schedule 1

                            LINCOLN TELECOMMUNICATIONS COMPANY
                          401(k) SAVINGS AND STOCK OWNERSHIP PLAN

               Item 27a - Schedule of Assets Held for Investment Purposes

                                    December 31, 1994

                                         Shares/                        Market
                                        face value       Cost            value
Mutual funds:
   Cash reserve                          1,876,295    $ 1,876,295      1,876,295
   Equity income                           160,236      4,474,572      4,919,254
   Intermediate bond                       224,685      2,330,689      2,208,651
   Retirement growth                       257,285      4,176,631      4,178,302

Lincoln Telecommunications Company (LTEC)
   stock fund                              359,519      4,806,651      6,111,823

Insurance contract, Woodmen Accident and
   Life Insurance Company                  343,876        343,876        343,876
                                         =========     ----------     ----------
       Total assets held for investment
         purposes                                     $18,008,714     19,638,201
                                                       ==========     ==========































                                                                                                Schedule 2
                                             LINCOLN TELECOMMUNICATIONS COMPANY
                                           401(k) SAVINGS AND STOCK OWNERSHIP PLAN

                                       Schedule of Changes in Net Assets Available for
                                              Plan Benefits by Investment Fund

                                                 Year ended December 31, 1994
                                                       NBC Investments
                                        ----------------------------------------------
                                         Cash     Equity   Intermediate  Retirement     LTEC
                                        reserve   income      bond         growth       stock  Insurance
                                         fund      fund       fund          fund        fund    contract    Total
                                        -------   ------   ------------  ----------     -----  ---------    -----
Additions to net assets attributed to:
      Contributions:
         Employer                     $   -           -           -           -        673,166      -         673,166
         Employee                        161,483    501,980     225,289     459,309    196,591     27,198   1,571,850
                                       ---------   --------   ---------   ---------   --------  ---------   ---------
            Total contributions          161,483    501,980     225,289     459,309    869,757     27,198   2,245,016
                                       ---------   --------   ---------   ---------   --------  ---------   ---------
      Investment income:
         Dividends                         -        279,498     133,063      78,529    170,820      -         661,910
         Interest                         57,021      -           -           -          -         20,880      77,901
         Gain on sale of investments       -        194,354         486     375,697     15,261      -         585,798
                                       ---------   --------   ---------   ---------   --------  ---------   ---------
            Total investment income       57,021    473,852     133,549     454,226    186,081     20,880   1,325,609
                                       ---------   --------   ---------   ---------   --------  ---------   ---------
      Net depreciation in fair value
         of investments	                   -       (462,580)   (200,403)   (448,811)  (456,486)     -      (1,568,280)
                                       ---------   --------   ---------   ---------   --------  ---------   ---------
            Total additions              218,504    513,252     158,435     464,724    599,352     48,078   2,002,345
                                       ---------   --------   ---------   ---------   --------  ---------   ---------
Deductions from net assets attributed to:
      Distributions to and withdrawals
         by participants                 (29,552)   (61,082)    (23,963)   (121,038)   (55,854)    (9,135)   (300,624)
      Life insurance premiums and other     (488)     -           -           -         (5,288)    (2,972)     (8,748)
                                       ---------   --------   ---------   ---------   --------  ---------   ---------
            Total deductions             (30,040)   (61,082)    (23,963)   (121,038)   (61,142)   (12,107)   (309,372)
    Interfund transfers	                (149,592)     6,622    (119,177)    104,970    157,177      -           -
                                       ---------   --------   ---------   ---------   --------  ---------   ---------
Increase in net assets available for
      plan benefits                       38,872    458,792      15,295     448,656    695,387     35,971   1,692,973
Net assets available for plan benefits:
      Balance at beginning of year     1,855,027  4,516,607   2,217,003   3,782,678  5,891,436    310,913  18,573,664
                                       ---------  ---------   ---------   ---------  ---------    -------  ----------
      Balance at end of year         $ 1,893,899  4,975,399   2,232,298	  4,231,334  6,586,823    346,884  20,266,637
                                       =========  =========   =========   =========  =========    =======  ==========

NOTE:  This schedule has been prepared on the accrual basis.







                                 SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.


                                 LINCOLN TELECOMMUNICATIONS COMPANY
                                 401(k) SAVINGS AND STOCK OWNERSHIP PLAN,
                                 AS AMENDED


                          BY:    /s/ Robert L. Tyler

                                 Robert L. Tyler
                                 Senior Vice President-
                                 Chief Financial Officer

Date: June 28, 1995